    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                         COOKER RESTAURANT CORPORATION
                                (NAME OF ISSUER)

                         COOKER RESTAURANT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   216284208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              G. ARTHUR SEELBINDER
                            CHIEF EXECUTIVE OFFICER
                         COOKER RESTAURANT CORPORATION
                             5500 VILLAGE BOULEVARD
                         WEST PALM BEACH, FLORIDA 33407
                                 (561) 615-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                               PAUL S. BIRD, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

                                AUGUST 12, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                 TRANSACTION                                     AMOUNT OF
                 VALUATION*                                     FILING FEE
--------------------------------------------------------------------------------------------
               $48,000,000.00                                    $9,600.00
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

 * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 4,000,000 shares of Common Stock at the maximum tender offer price per share of $12.00.

N Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         [                      ]     Filing Party:   [                      ]
Form or Registration No.:       [                      ]       Date Filed:   [                      ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Cooker Restaurant Corporation, an Ohio corporation (the "Company"), and the address of its principal executive office is 5500 Village Boulevard, West Palm Beach, Florida, 33407.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 4,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock without par value (such shares, together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and National City Bank as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $12.00 nor less than $10.50 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and
(a)(2), respectively, to this Schedule 13E-4. The Offer is conditioned upon, among other things, the Company having obtained sufficient financing to fund the purchase of Shares tendered in the Offer and pay all related taxes, fees and expenses. As of August 7, 1998, the Company had issued and outstanding 10,159,354 Shares. The information set forth in "Introduction," "The Offer
 -- Section 1. Number of Shares; Proration" and "The Offer -- Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and the "The
Offer -- Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer -- Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction," "The Offer -- Section
2. Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 8. Source and Amount of Funds," "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer --
Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "The Offer -- Section 2. Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 8. Source and Amount of Funds" and "The Offer -- Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer -- Section 9. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on (i) pages F-1 through F-22 of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed as Exhibit (g)(1) hereto, and (ii) pages 2 through 6 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1998, filed as Exhibit (g)(2), in each case, is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "The Offer -- Section 12. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not Applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Form of Offer to Purchase dated August 12, 1998.
   (2)  Form of Letter of Transmittal (including Certification of
        Taxpayer Identification Number on Substitute Form W-9).
   (3)  Form of Notice of Guaranteed Delivery.
   (4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
   (5)  Form of Letter to Clients for Use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.
   (6)  Form of Press Release issued by the Company dated August 11,
        1998.
   (7)  Form of Summary Advertisement dated August 12, 1998.
   (8)  Form of Letter to Shareholders of the Company dated August
        12, 1998, from G. Arthur Seelbinder, Chairman and Chief
        Executive Officer.
   (9)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(b)(1)  Commitment Letter, dated August 7, 1998, from CNL Fund
        Advisors, Inc. to the Company.
   (2)  Letter, dated August 11, 1998, from First Union to the
        Company.
(c)(1)  Amended and Restated Grid Time Promissory Note, dated as of
        January 31, 1997, among G. Arthur Seelbinder, Kathleen W.
        Hammer and The Chase Manhattan Bank.
   (2) Amendment to Grid Time Promissory Note, dated March 26, 1998 between The Chase Manhattan Bank and G. Arthur Seelbinder.
   (3)  Amended and Restated Collateral Agreement, dated as of
        January 31, 1997, among G. Arthur Seelbinder, Kathleen W.
        Hammer and The Chase Manhattan Bank.
   (4) Amended and Restated Guaranty, dated as of January 31, 1997, made by the Company in favor of The Chase Manhattan Bank.
   (5) Reaffirmation of Amended and Restated Guaranty, made as of April 20, 1998, by the Company.
   (6) Letter, dated February 3, 1997, from G. Arthur Seelbinder to the Company.
   (7) Letter, dated January 30, 1998, from G. Arthur Seelbinder to the Company.
   (8)  Letter Agreement, dated March 26, 1998, among The Chase
        Manhattan Bank, G. Arthur Seelbinder and the Company.

   (9) Letter, dated August 11, 1998, from G. Arthur Seelbinder to the Company.
(d)     Not applicable.
(e)     Not applicable.
(f)     Not applicable.
(g)(1)  Pages F-1 through F-22 of the Company's Annual Report on
        Form 10-K for the fiscal year ended December 28, 1997.
(g)(2)  Pages 2 through 6 of the Company's Quarterly Report on Form
        10-Q for the fiscal quarter ended June 28, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          COOKER RESTAURANT CORPORATION

                                          By: /s/ G. ARTHUR SEELBINDER
                                            ------------------------------------
                                            Name: G. Arthur Seelbinder
                                            Title: Chairman and Chief Executive
                                              Officer

Dated: August 12, 1998

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Form of Offer to Purchase dated August 12, 1998.
   (2)    Form of Letter of Transmittal (including Certification of
          Taxpayer Identification Number on Substitute Form W-9).
   (3)    Form of Notice of Guaranteed Delivery.
   (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
   (5)    Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
   (6)    Form of Press Release issued by the Company dated August 11,
          1998.
   (7)    Form of Summary Advertisement dated August 12, 1998.
   (8)    Form of Letter to Shareholders of the Company dated August
          12, 1998, from G. Arthur Seelbinder, Chairman and Chief
          Executive Officer.
   (9)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W--9.
(b)(1)    Commitment Letter, dated August 7, 1998, from CNL Fund
          Advisors, Inc. to the Company.
   (2)    Letter, dated August 11, 1998, from First Union to the
          Company.
(c)(1)    Amended and Restated Grid Time Promissory Note, dated as of
          January 31, 1997, among G. Arthur Seelbinder, Kathleen W.
          Hammer and The Chase Manhattan Bank.
   (2)    Amendment Grid Time Promissory Note, dated March 26, 1998
          between the Chase Manhattan Bank and G. Arthur Seelbinder.
   (3)    Amended and Restated Collateral Agreement, dated as of
          January 31, 1997, among G. Arthur Seelbinder, Kathleen W.
          Hammer and The Chase Manhattan Bank.
   (4)    Amended and Restated Guaranty, dated as of January 31, 1997, made by the Company in favor of The Chase Manhattan Bank.
   (5)    Reaffirmation of Amended and Restated Guaranty, made as of
          April 20, 1998, by the Company.
   (6)    Letter, dated February 3, 1997, from G. Arthur Seelbinder to the Company.
   (7)    Letter, dated January 30, 1998, from G. Arthur Seelbinder to the Company.
   (8)    Letter Agreement, dated March 22, 1998, among The Chase
          Manhattan Bank, G. Arthur Seelbinder and the Company.
   (9)    Letter, dated August 11, 1998, from G. Arthur Seelbinder to the Company.
   (d)    Not applicable.
   (e)    Not applicable.
   (f)    Not applicable.
(g)(1)    Pages F-1 through F-22 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 28, 1997.
   (2)    Pages 2 through 6 of the Company's Quarterly Report on Form
          10-Q for the fiscal quarter ended June 28, 1998.